UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

FOR THE MONTH OF JULY, 2014

COMMISSION FILE NUMBER:  001-34491

DRAGONWAVE INC.

(Translation of registrant’s name into English)

411 Legget Drive, Suite 600

Ottawa, Ontario, K2K 3C9

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☐Form 20-F  ☒Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

The following are exhibits issued by DragonWave Inc.:

Exhibit Number	Description
99.1	Underwriting Agreement dated July 25, 2014 among DragonWave Inc., CIBC World Markets Inc. and H.C. Wainwright & Co., LLC

99.2	Press Release dated July 25, 2014 — DragonWave Prices C$25 Million Public Offering of Units

99.3	Consents of Dentons Canada LLP

99.4	Consent of Stikeman Elliott LLP

99.5	DragonWave Inc. Final Terms for Overnight Marketed Treasury Offering of Units

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRAGONWAVE INC.
(Registrant)

By:	/s/ Russell Frederick
Name:	Russell Frederick
Title:	Chief Financial Officer

Date:  July 25, 2014